

AB
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SEC Mail
Mail Processing
Section

MAR 01 2011

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden	
hours per response...... 12.00	

SEC FILE NUMBER
8- 25605

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING_____12/31/10_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DAVIS, MENDEL & REGENSTEIN, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 RIVEREDGE PARKWAY, SUITE 750

(No. and Street)

ATLANTA   **GEORGIA**   **30328**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. KENT REGENSTEIN, PRESIDENT   **770-850-3838**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti & Wynne, LLP

(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway, Suite 1000   **Atlanta**   **Georgia**   **30328**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

11019430

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, J. KENT REGENSTEIN_____, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of DAVIS, MENDEL & REGENSTEIN, INC._____, as of DECEMBER 31,_____, 20 10___, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

J. Kent Regenstein
Signature

PRESIDENT
Title

Jeanelle W. Fields
Notary Public

JEANELLE W. FIELDS
NOTARY
EXPIRES
GEORGIA
SEPT. 13, 2011
PUBLIC
COBB COUNTY

This report * contains (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statement of financial condition.
- ☑ (c) Statement of income (loss).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☑ (l) An oath or affirmation.
- ☑ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS, MENDEL & REGENSTEIN, INC.

TABLE OF CONTENTS

DAVIS, MENDEL & REGENSTEIN, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues per Form X-17A-5		$ 36,002,077
Less: commission paid to other SIPC members		703,371
Net revenues per Form X-17A-5		35,298,706
Revenues per Form SIPC-7		35,297,209
Difference		$ 1,497
Assessment payments per Form X-17A-5		$ 88,247
Assessment payments made during 2010 and 2011		88,243
Remaining amount due		$ 4

DAVIS, MENDEL & REGENSTEIN, INC.

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Davis, Mendel & Regenstein, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Davis, Mendel & Regenstein, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Davis, Mendel & Regenstein, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Davis, Mendel & Regenstein, Inc.'s management is responsible for Davis, Mendel & Regenstein, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibilities of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noted below, noting no differences.

Payee	Date	Amount
Securities Investor Protection Corp	July 30, 2010	42,605.73
Securities Investor Protection Corp	January 28, 2011	45,637.29
Total		88,243.02

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments made.

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no adjustments and no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting there was no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of any opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Atlanta, Georgia

February 23, 2011

Revenues per Form X-17A-5	$ 36,002,077
Less: commission paid to other SIPC members	703,371
Net revenues per Form X-17A-5	35,298,706
Revenues per Form SIPC-7	35,297,209
Difference	$ 1,497
Assessment payments per Form X-17A-5	$ 88,247
Assessment payments made during 2010 and 2011	88,243
Remaining amount due	$ 4

See Agreed-Upon Procedures Report



Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Davis, Mendel & Regenstein, Inc.

We have audited the accompanying statement of financial condition of Davis, Mendel & Regenstein, Inc. (an S corporation) as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Davis, Mendel & Regenstein, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 13 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia

February 24, 2011

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

DAVIS, MENDEL & REGENSTEIN, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current assets		
Cash and cash equivalents	$	1,325,531
Accounts receivable, net of allowance		
for doubtful accounts of $0		285,044
Total current assets		1,610,575
Furniture and equipment, at cost		465,318
Allowance for depreciation		(358,733)
		106,585
Other assets		
Deposits and prepaid assets		31,411
	$	1,748,571

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	595,969
Due to affiliate		474,601
Total current liabilities		1,070,570
Stockholders' equity		
Common stock, $.01 par value, 500,000 shares		
authorized; 6,620 shares issued and outstanding		66
Additional paid-in capital		177,935
Retained earnings		500,000
		678,001
	$	1,748,571

See auditors' report and accompanying notes

DAVIS, MENDEL & REGENSTEIN, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	$ 36,000,580
Cost of revenues	28,691,962
Gross profit	7,308,618
General and administrative expenses	7,235,115
Income from operations	73,503
Other income	1,497
Net income	$ 75,000

See auditors' report and accompanying notes

DAVIS, MENDEL & REGENSTEIN, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2010	$ 66	$ 177,935	$ 425,000	$ 603,001
Net income	0	0	75,000	75,000
Balances, December 31, 2010	$ 66	$ 177,935	$ 500,000	$ 678,001

See auditors' report and accompanying notes

-4-

DAVIS, MENDEL & REGENSTEIN, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Increase (Decrease) In Cash and Cash Equivalents

<u>Cash flows from operating activities</u>	
Net income	$ 75,000
Adjustments to reconcile net income to net cash used	
by operating activities	
Depreciation	19,000
Changes in assets and liabilities	
Accounts receivable	60,151
Deposits and prepaid expenses	1,051
Accounts payable and accrued expenses	(210,600)
Due to affiliate	(391,640)
Total adjustments	(522,038)
Net cash used by operating activities	(447,038)
<u>Cash flows from investing activities</u>	
Acquisition of property and equipment	(85,333)
Net decrease in cash and cash equivalents	(532,371)
Cash and cash equivalents, beginning of year	1,857,902
Cash and cash equivalents, end of year	$ 1,325,531

See auditors' report and accompanying notes

-5-

Note A
Summary of Significant Accounting Policies

General:

Davis, Mendel & Regenstein, Inc. (the Company) is a Georgia corporation organized to transact business as a registered broker/dealer and to provide market research services to domestic and international clients. It is registered with the Securities and Exchange Commission (SEC) and maintains membership status with the Financial Industry Regulatory Authority (FINRA), Inc., the Securities Investor Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB).

The Company primarily operates in the financial services industry. The current state of the economy and securities markets has caused great concern, which may have adverse implications to the financial services industry. In addition, the contraction of the economy and securities markets may also adversely affect the Company's future operations. The Company is dependent on the financial securities markets to generate interests in its revenue products.

The Company does not maintain customer accounts or handle securities and relies on other broker/dealers with whom it has clearing agreements for those functions.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at several financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash. In addition, the Company has a money market mutual fund consisting of United States government related securities totaling $901,832, which is not insured by the Securities Investors Protection Corporation (SIPC).

Revenue Recognition:

Trading revenues represent the fees charged on a per-transaction basis for trades. Trading revenues are recognized on a trade-date basis.

The Company's customers can receive Ned Davis Research's research products on a fee basis. Fees are recognized as they are collected. The Company has no obligation to refund the fees or to continue to provide any services.

Note A
Summary of Significant Accounting Policies (Continued)

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment:

Furniture and equipment is carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts and any resulting gain or loss is recognized.

Depreciation is provided using accelerated methods over the estimated useful life of furniture and equipment, which is three to seven years.

Income Taxes:

The Company, with the consent of its shareholders, elected to be an S corporation effective October 1, 1990, and changed its year-end to December 31, as required by Internal Revenue Service regulations. No provision has been made for income taxes because all income flows through to the stockholders, who pay income tax on their proportionate share of the income.

Due to a required change in the applicable accounting standards, the Company adopted a new recognition threshold for income tax benefits arising from uncertain income tax positions effective January 1, 2009. Upon adoption of the new standard and in all subsequent periods, a tax benefit arising from an uncertain tax position can only be recognized for financial reporting purposes if, and to the extent that, the position is more likely than not to be sustained in an audit by the applicable taxing authority. There were no unrecognized tax benefits and related tax liabilities at December 31, 2010.

The Company is no longer subject to income tax examinations for calendar years prior to 2007.

Note A
Summary of Significant Accounting Policies (Continued)

Fair Value:

In specific circumstances, certain assets and liabilities are reported or disclosed at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the Company's principal market for such transactions. If the Company has not established a principal market for such transactions, fair value is determined based on the most advantageous market.

Valuation inputs used to determine fair value are arranged in a hierarchy that categorizes the inputs into three broad levels, which are as follows:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 inputs are directly or indirectly observable valuation inputs for the asset or liability, excluding Level 1 inputs.
- Level 3 inputs are unobservable inputs for the asset or liability.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable net, accounts payable, and accrued expenses, are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Note B
Accounts Receivable

At December 31, 2010, the Company had accounts receivable totaling $285,044 due from various financial securities brokerage houses. The Company requires no collateral for these financial instruments subject to credit risk. If the brokerage houses should cease business, the accounting loss would be the entire receivable balance.

Note C
Related Parties

The Company is related to Ned Davis Research, Inc. (NDR) through common ownership, and purchases its research products from NDR. The Company's customers compensate the Company because, by doing so, they may access research products purchased by the Company from NDR.

Note C
Related Parties (Continued)

Under a mutual agreement between the companies, NDR provides the research to the Company on an exclusive basis, and the Company pays NDR all revenues it generates, less the amount needed to maintain compliance with the net capital provisions of SEC rule 15c3-1 and other regulatory provisions and less all expenses and other corporate needs. The Company incurred research expense to NDR for the year ended December 31, 2010, of $26,203,808 and is included in cost of revenues. The amount owed to NDR at December 31, 2010, was $474,601 and is listed under due to affiliate.

NDR is a guarantor of certain leases of the Company's office space.

The Company's revenues are a by-product of services provided by NDR. Should NDR cease its activity or terminate its relationship with the Company, the Company's revenues might be significantly reduced.

Note D
Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and shall not be less than $50,000. At December 31, 2010, the Company had net capital of $441,424, which was $370,053 in excess of its required net capital of $71,371. The Company's net capital ratio was 2.43 to 1.

Note E
Exemption from Rule 15c3-3

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note F
Clearing Agreements

The Company has entered into agreements with Pershing LLC, JPMorgan Chase Clearing Corporation, Penson Financial Services, Inc., Goldman Sachs & Co., and Piper Jaffray & Co., whereby the Company directs certain agency trades to them, and they, in turn, execute and clear the trades. In addition, they act as the control location to hold and maintain funds or securities of the Company and its customers. The Company pays clearing commissions as defined in the respective clearing agreements.

Note G
Employee Benefits

Effective January 1, 1997, the Company and NDR adopted an Employee Stock Ownership Plan (ESOP). To participate in the ESOP, employees must meet certain minimum hour and other requirements as defined in the ESOP agreement. Contributions to the ESOP are at the discretion of management and can be in the form of cash, common stock of the Company or its affiliate, or other assets. For 2010, the Company funded a contribution of $132,297, which is included in general and administrative expenses to the ESOP. Under certain circumstances, the Company may be required to purchase its shares from a participant at their then-fair market value.

The Company and NDR have a performance share plan (Share Plan). Under this plan, certain employees are awarded performance shares by a designated committee as defined in the plan agreement. Contributions to the Share Plan are at the discretion of the designated committee. For 2010, the Company funded a contribution of $120,000, which is included in general and administrative expenses to the Share Plan.

In addition to the ESOP and the performance share plan, the Company sponsors a 401(k) profit-sharing plan for its eligible employees. The Company made no discretionary 401(k) plan contributions in 2010.

Also, the Company and NDR have a stock option plan and a management stock bonus plan. Under the stock option plan, the Company and NDR may each grant up to 1,000 shares of their respective common stock. The exercise price of each option ranges from 100% to 110% of the fair market value of the common stock at the date of the grant as defined in the stock option plan. Under the management stock bonus plan, the Company and NDR have each reserved 450 shares of their respective common stock to compensate certain employees. As of December 31, 2010, no stock options or shares of common stock have been granted or allocated.

Note H
Commitments and Contingencies

Litigation:

The Company has legal proceedings arising from the normal course of business. The Company believes that the ultimate outcome of the proceedings will not have a material adverse impact on the Company's financial position, results of operations, or cash flows.

Note H
Commitments and Contingencies (Continued)

Operating Leases:

The Company leases office space and certain equipment under operating leases. Rent expense was $282,688 for the year. The minimum lease commitments are as follows:

2011	$ 183,066
2012	181,474
2013	185,728
2014	190,074
2015	188,779
	$ 929,121

Note I
Subsequent Events

The Company evaluated subsequent events through February 24, 2011, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	DAVIS, MENDEL & REGENSTEIN, INC.	as of	12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ **678,001** `3480`
2. Deduct ownership equity not allowable for Net Capital .... ▾19 ( ) `3490`
3. Total ownership equity qualified for Net Capital .... **678,001** `3500`
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... `3520`
   B. Other (deductions) or allowable credits (List) .... `3525`
5. Total capital and allowable subordinated liabilities .... $ **678,001** `3530`
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... ▾17 $ **209,694** `3540`
   B. Secured demand note delinquency .... `3590`
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... `3600`
   D. Other deductions and/or charges .... `3610` (**209,694**) `3620`
7. Other additions and/or allowable credits (List) .... `3630`
8. Net capital before haircuts on securities positions .... ▾20 $ **468,307** `3640`
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $ `3660`
   B. Subordinated securities borrowings .... `3670`
   C. Trading and investment securities:
      1. Exempted securities .... ▾18 `3735`
      2. Debt securities .... Dreyfus MMA: 901,832 x 2% = 18,037 `3733`
      3. Options .... Suntrust MMA: 442,310.90 x 2% = 8,846 `3730`
      4. Other securities .... **26,883** `3734`
      D. Undue Concentration .... 26,883 `3650`
      E. Other (List) .... `3736` (**26,883**) `3740`

10. Net Capital .... $ **441,424** `3750`

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   **DAVIS, MENDEL & REGENSTEIN, INC.**   as of _**12/31/10**_

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	71,371	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	71,371	3760
14. Excess net capital (line 10 less 13)	$	370,053	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ...22	$	334,367	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	1,070,570	3790
17. Add:			
A. Drafts for immediate credit ...21 $ _____ 3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited ...$ _____ 3810			
C. Other unrecorded amounts (List) ...$ _____ 3820	$		3830
18. Total aggregate indebtedness	$	1,070,570	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)	%	242.53	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ...23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   **DAVIS, MENDEL & REGENSTEIN, INC.**

For the period (MMDDYY) from **01/01/10** to **12/31/10**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 603,001 | 4240 |
   A. Net income (loss) .... 75,000 | 4250 |
   B. Additions (Includes non-conforming capital of .... ₂₉ $ | 4262 |) | 4260 |
   C. Deductions (Includes non-conforming capital of .... $ | 4272 |) | 4270 |

2. Balance, end of period (From item 1800) .... $ 678,001 | 4290 |

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... ₃₀ $ | 4300 |
   A. Increases... | 4310 |
   B. Decreases .... | 4320 |

4. Balance, end of period (From item 3520) .... $ | 4330 |

OMIT PENNIES

DAVIS, MENDEL & REGENSTEIN, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
(RULE 15c3-1 PURSUANT TO RULE 17a-5(d)(4))
DECEMBER 31, 2010

	Net Capital	Aggregate Indebtedness	Percentage of Aggregate Indebtedness to Net Capital
Company's computation	$ 441,424	$ 1,070,570	242.53
Additional expense accruals, revenue, expense, and other adjustments	0	0	
	$ 441,424	$ 1,070,570	242.53

See auditors' report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	DAVIS, MENDEL & REGENSTEIN, INC.	as of	12/31/10

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... `4550`

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... `4560`

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm $_{30}$ Pershing LLC, JP Morgan Chase Clearing Corporation, Penson Financial Services, Inc., Goldman Sachs & Co., and Piper Jaffray & Co.   `4335`   **X**   `4570`

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... `4580`

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
$_{31}$ `4600`	`4601`	`4602`	`4603`	`4604`	`4605`
$_{32}$ `4610`	`4611`	`4612`	`4613`	`4614`	`4615`
$_{33}$ `4620`	`4621`	`4622`	`4623`	`4624`	`4625`
$_{34}$ `4630`	`4631`	`4632`	`4633`	`4634`	`4635`
$_{35}$ `4640`	`4641`	`4642`	`4643`	`4644`	`4645`

Total $ $_{36}$ `4699`

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals



Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders of
Davis, Mendel & Regenstein, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Davis, Mendel & Regenstein, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Atlanta, Georgia

February 24, 2011

DAVIS, MENDEL & REGENSTEIN, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2010



HABIF, AROGETI & WYNNE, LLP

Certified Public Accountants and Business Advisors